Exhibit 12.1

MTS Systems Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended
	September 29, 2012	September 28, 2013	September 27, 2014	October 3, 2015	October 1, 2016
Ratio of Earnings to Fixed Charges (1)	31.50	33.38	21.16	19.89	3.97

Reconciliation
Income from continuing operations before taxes	$79,780	$79,254	$58,443	$59,172	$33,512
Fixed charges	2,616	2,448	2,899	3,133	11,277
Earnings for computation	$82,396	$81,702	$61,342	$62,305	$44,789

Fixed charges
Interest on indebtedness and amortization of debt discount	849	591	1,003	1,204	8,926
Interest expense on rental expense (1/3 rent)	1,767	1,857	1,896	1,929	2,351
Total fixed charges	$2,616	$2,448	$2,899	$3,133	$11,277
Lease expense	5,300	5,570	5,687	5,787	7,053
Interest income	(544)	(257)	(311)	(409)	(437)
Interest expense	849	591	1,003	1,204	8,926
Net interest	$305	$334	$692	$795	$8,489

(1) For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income taxes, fixed charges and amortization of capitalized interest, but excludes equity method investment earnings and capitalized interest. “Fixed charges” consist of (i) interest on indebtedness, whether expensed or capitalized, (ii) that portion of rental expense which we believe to be representative of interest (one-third of rental expense) and (iii) amortization of debt discount and expense.